FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 0-50881

Nevsun Resources Ltd.

(Translation of registrant’s name into English)

800 – 1075 West Georgia Street

Vancouver, British Columbia

Canada  V6E 3C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F           Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No     X

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

DOCUMENTS INCLUDED IN THIS FORM 6-K

1.

Description of Common Shares.

2.

Specimen Share Certificate of the Registrant.

3.

Quarterly Report of the Registrant for the six months ended June 30, 2004.

4.

Accompanying MD & A of the Registrant for the period ended June 30, 2004.

5.

Material Change Report of the Registrant dated July 26, 2004 and Press Release dated July 26, 2004.

6.

Material Change Report of the Registrant dated August 9, 2004 and Press Release dated August 9, 2004.

7.

Material Change Report of the Registrant dated August 10, 2004 and Press Release dated August 10, 2004.

8.

Material Change Report of the Registrant dated September 8, 2004 and Press Releases dated September 3 and 7, 2004.

9.

Material Change Report of the Registrant dated September 9, 2004 and Press Release dated September 9, 2004.

10.

Material Change Report of the Registrant dated September 21, 2004 and Press Release dated September 21, 2004.

11.

Material Change Report of the Registrant dated October 19, 2004 and Press Release dated October 19, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Nevsun Resources Ltd.

Date: October 29, 2004

By: “Maureen D. Carse”

Corporate Secretary

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